UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of                               June                               , 20 09
Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)
Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]
Form 20-F ☑     Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]
Yes ☐     No ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          ]
Enclosure: 2007 Annual Report of Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

SIGNATURES
PRESS RELEASE

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

(Registrant)

Date	June 2, 2009	By	/s/ Heri Supriadi
(Signature)

Heri Supriadi VP Investor Relations/ Corporate Secretary

PRESS RELEASE
No.079/PR000/COM-10/2009
TELKOM through its 100% subsidiary METRA has signed Conditional Sale & Purchase
Agreement to acquire 49% of Infomedia’s stake
Jakarta, June 2, 2009 — Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (“TELKOM”) hereby announce that on May 29, 2009, PT Multimedia Nusantara (“METRA”), a 100% subsidiary owned by TELKOM (together as “TELKOMGroup”) has signed a Conditional Sale and Purchase Agreement to acquire 49% share of PT Infomedia Nusantara (“Infomedia”) owned by PT. ELNUSA Tbk (“ELNUSA”) with a transaction value of Rp.598 billion. This Agreement is inline with the Company’s strategic plan to accelerate its business transformation towards T.I.M.E (Telecommunication, Information, Media and Edutainment) based on customer solution.
With more than 20 years experiences in the ICT industry, Infomedia is the leading and sole provider in the telecommunication and information services industry in Indonesia. Infomedia focuses on data supplier for business and home sectors, providing information such as telephone number, data and information distribution to its customers in Indonesia, in the form of electronic data, printed, audio, and visual.
Infomedia has gained a solid reputation for its robust telecommunication information center and one stop multimedia services, as the most advance data center in Indonesia. Some of Infomedia’s clients are mainly telecommunications company, banks, airlines and others.
TELKOM’s president Director, Rinaldi Firmansyah, stated that: “This agreement shall allow TELKOMGroup to move forward in rapidly expanding a world class Telecommunication Information Service and Enterprise business especially in Contact Center, Business Process Outsourcing (BPO), and other Content Information. As a result, this transaction should provide real benefits to TELKOM’s customers and shareholders”.
The legal closing is expected to be completed by end of August 2009, when the sale and purchase agreement is signed by both parties.
HERI SUPRIADI
Acting Vice President Investor Relations & Corporate Secretary
For further information please contact:
Investor Relations & Corporate Secretary
PT TELEKOMUNIKASI INDONESIA, Tbk
Tel:       62-21-5215109
Fax:     61-21-5220500
Email: investor@telkom.co.id
Website: www.telkom-indonesia.com
PT Telekomunikasi Indonesia, Tbk
TELKOM is the principal provider of fixed-line services in Indonesia. TELKOM’s majority-owned subsidiary Telkomsel is also the largest Indonesian mobile cellular operator, as measured by subscribers and revenues. The Company also provides a wide range of other telecommunications services including interconnection, network, data and internet services, and other telecommunications services. TELKOM’s shares are listed in the Indonesia Stock Exchange (IDX: TLKM) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:TLK) and London Stock Exchange (LSE: TKIA)